SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: January 7, 2011

China Kanghui Holdings and Consensus Orthopedics Form Exclusive Partnership to Address Joint Reconstruction Market

— Live Conference Call to be Held January 7, 2011 at 8:00 am ET —

CHANGZHOU, CHINA and EL DORADO HILLS, CALIFORNIA, January 6, 2011 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, and Consensus Orthopedics (“Consensus”), a manufacturer of joint implants in the U.S. and international markets, today announced an exclusive partnership to manufacture and market a series of joint implant products in China and select international markets.

The partnership agreement encompasses an equity investment and license agreement that grants Kanghui the exclusive right to manufacture and market Consensus’ joint implant products under both the Kanghui and Consensus brands in China and other select international territories. The firms will also explore OEM opportunities, shared purchasing, and manufacturing collaborations to enhance product quality and reduce costs. Upon closing of the partnership, Consensus will receive an equity investment from Kanghui and also will be eligible for royalties on commercial sales in the licensed territories.

Chen Yu, Chief Business Officer of Kanghui commented, “We are delighted to enter into this partnership with Consensus Orthopedics, a proven leader in high quality reconstructive joint implants. We are particularly excited to bring FDA-approved products, with years of clinical history, to the Chinese joint reconstruction market. With our existing distribution channels, formidable brand strength and marketing expertise in place, we believe that this differentiated joint product line will be a strong addition to Kanghui’s orthopedic business.”

Colleen Gray, CEO of Consensus Orthopedics stated, “We chose to partner with Kanghui given the Company’s leading position, trusted brand and management expertise in China’s orthopedics sector, as well as their geographic presence outside of China, which is complementary to ours. We believe Kanghui is the best partner to access the large and growing joint reconstruction market in China and, moreover, we expect to realize cost savings through shared purchasing and manufacturing collaborations that will further enhance the attractiveness of our international business.”

Libo Yang, Chief Executive Officer of Kanghui concluded, “We look forward to collaborating with Consensus on our premium-brand joint reconstruction offering. Our main focus in 2011 and 2012 is to effectively navigate the SFDA registration process in China, with the goal of launching our product line in China after gaining approval. By enabling our entry into a rapidly growing segment of the orthopedic market, we believe this partnership greatly strengthens our long-term competitive position. We believe Kanghui continues to be well-positioned to become the leading domestic orthopedic provider in China.”

Conference Call

Kanghui’s management will host a conference call to discuss the partnership agreement on January 7, 2011, at 8:00 am ET. Listeners may access the call via webcast at www.kanghui.com, or by dialing 1-800-510-0146 (U.S. toll-free), 617-614-3449 (International), +852-300-21672 (Hong Kong), or +86-400-8811629 (China), passcode 51241700. A replay of the call will be accessible by dialing 888-286-8010 (U.S. toll-free) or 617-801-6888 (International), passcode 65221105.

A powerpoint presentation to accompany the audio portion of the conference call will be made available with the webcast on the morning of January 7, 2011, at the investor relations section of the Company’s website at www.kanghui.com.

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 24 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

About Consensus Orthopedics

Consensus® Orthopedics designs, manufactures, markets and sells high quality reconstructive total joint implants for the hip and knee that improve the lifestyles of patients. The Company was founded in 1992 and is headquartered in El Dorado Hills, CA. Consensus® offers a full line of hip and knee products and is a leader in modular hip stem technologies. The Company’s strategic objectives include continued growth though the addition of new products and territories with the goal of improving patient outcomes. The Company sells its products throughout North America, Western Europe, Turkey, Japan and Australia.

Contact Information

Kanghui Investor Relations Department: 646-416-6822

ICR, LLC

In the U.S.: Ashley M. Ammon: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6599-7968